     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 2, 1999

                                               SECURITIES ACT FILE NO. 333-15973
                                        INVESTMENT COMPANY ACT FILE NO. 811-5870

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 -------------
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                AMENDMENT NO. 1
                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                                (Name of Issuer)
                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                      (Name of Person(s) Filing Statement)
                SHARES OF COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                                  59019R 10 5
                     (CUSIP Number of Class of Securities)
                                 TERRY K. GLENN
                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                             800 SCUDDERS MILL ROAD
                          PLAINSBORO, NEW JERSEY 08536
                                 (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

          THOMAS R. SMITH, JR., ESQ.                       PATRICK D. SWEENEY, ESQ.
               BROWN & WOOD LLP                      MERRILL LYNCH ASSET MANAGEMENT, L.P.
            ONE WORLD TRADE CENTER                              P.O. BOX 9011
        NEW YORK, NEW YORK 10048-0557                  PRINCETON, NEW JERSEY 08543-9011
                                        JUNE 22, 1999
                             (Date Tender Offer First Published,
                              Sent or Given to Security Holders)

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
    This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4 of Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 20,000,000 of the Fund's shaes of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on June 22, 1999 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 (the "Exchange Act") and General Instruction D of Schedule 13E-4.

    The Offer terminated at 12:00 midnight, New York time, on July 20, 1999 (the "Expiration Date"). Pursuant to the Offer, 18,463,174.950 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.80 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $180,939,114.80.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       MERRILL LYNCH SENIOR FLOATING RATE FUND,
                                                  INC.

                                                  By     /s/ TERRY K. GLENN
                                                     ...........................

                                                          (Terry K. Glenn,
                                                             President)

June 22, 1999